Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148650
PROSPECTUS SUPPLEMENT
to
PROSPECTUS DATED February 8, 2008
      The attached Current Report on Form 8-K dated November 10, 2010 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated February 8, 2008.
The date of this Prospectus Supplement is December 20, 2010.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): November 10, 2010 (November 10, 2010)

Global Telecom & Technology, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51211	20-2096338
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8484 Westpark Drive Suite 720 McLean, Virginia 22102
(Address of principal executive offices) (Zip Code)

Registrant's Telephone Number, Including Area Code: (703) 442-5500

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

⃞ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

⃞ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

⃞ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

⃞ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.         Results of Operations and Financial Condition

On November 10, 2010, Global Telecom & Technology, Inc. issued a press release relating to, among other things, third quarter 2010 financial results.  This press release is furnished as Exhibit 99.1 to this Form 8-K and incorporated by reference as if set forth in full.

The information contained in this Item 2.02 and in the accompanying exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01          Financial Statements and Exhibits

(d)      Exhibits

Exhibit
Number	Description

99.1	Press Release dated November 10, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2010

GLOBAL TELECOM & TECHNOLOGY, INC.

		By:	/s/ Chris McKee
Chris McKee
Secretary and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated November 10, 2010.

Exhibit 99.1

Global Telecom & Technology Reports Third Quarter 2010 Results

Revenue Increases 25% to $20.0 Million

Adjusted EBITDA Increases 43% to $1.7 Million

MCLEAN, Va.--(BUSINESS WIRE)--November 10, 2010--Global Telecom & Technology, Inc. ("GTT"), (OTCBB:GTLT), a leading global network integrator that provides its clients with a broad portfolio of wide-area network, dedicated internet access and managed data services, announced today financial results for the third quarter ended September 30, 2010. Highlights for the quarter include:

  Revenue increased by 25 percent to $20.0 million as compared to $16.0 million for the third quarter 2009.
  Gross margin of 30.3 percent increased compared to 28.5 percent in the third quarter of 2009.
  Adjusted Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA")* increased 43 percent to $1.7 million compared to $1.2 million in the third quarter of 2009.
  Net income of $449,000, or $0.03 earnings per share, increased compared to $392,000, or earnings per share of $0.03 in the third quarter of 2009.
  GTT completed a $10 million term loan agreement and a $5 million line-of-credit facility with Silicon Valley Bank ("SVB").

* See "Annex A: Non-GAAP Financial Information-Adjusted EBITDA" for more information regarding the computation of Adjusted EBITDA.

"By every financial and operational performance measure, we had a great quarter marked by strong execution in sales and installations," said Richard D. Calder Jr., president and chief executive officer. "We grew revenue by 25% year-over-year, further improved our gross margin and EBITDA margin, and posted one of the highest sales quarters in our history on the strength of our direct sales teams and expanded agent channel. Following the deliberate pruning of unprofitable accounts during the previous two quarters, we are now very pleased with the current composition of our customer base and our churn rate has returned to a more historically average level. Looking ahead, our value proposition is properly aligned with our customers' needs for reliable and secure connectivity and our operational platform positions us well to gain leverage as we scale the business."

"Adjusted EBITDA increased again this quarter to $1.7 million," said Eric Swank, chief financial officer. "Based on our consistently strong financial results, we completed the new $15 million debt facility with SVB. With this new $10 million term loan and $5 million line-of-credit, we strengthened our balance sheet by retiring our legacy short-term debt, secured significant capital at a very attractive cost and maintained flexibility in our capital structure."

Conference Call Information

GTT will hold a conference call on Thursday, November 11, 2010 at 10:00 a.m. Eastern Time (7:00 a.m. PT) to discuss its results for the third quarter ended September 30, 2010. To participate in the live conference call, interested parties may dial 1.800.533.7619 or +1.785.830.1923 and enter passcode 4269265. A simultaneous live webcast of the call will be available over the Internet at www.gt-t.net, under the Investor Relations section of the site. A replay of the call will be available for one month. Interested parties can access the call replay by dialing 1.888.203.1112 or +1.719.457.0820 and using the passcode 4269265. In addition, a replay of the webcast will be available on GTT's website at www.gt-t.net.

About GTT

GTT is a global network integrator providing a broad portfolio of wide-area network services, dedicated internet access, and managed data services. With over 800 supplier relationships worldwide, GTT combines multiple networks and technologies such as private line, Ethernet, and MPLS to deliver cost-effective solutions specifically designed for each client's unique requirements. GTT enhances customer performance through its proprietary Client Management Database (CMD), which provides a comprehensive client support system for service design and quotation, rapid service implementation, and 24x7 global operations support. Headquartered in McLean, Virginia, GTT has offices in London, Dusseldorf, and Denver and provides services to more than 700 enterprise, government, and carrier clients in over 80 countries worldwide. For more information, visit the GTT website at www.gt-t.net.

Forward-Looking Statements

This release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the current views of Global Telecom & Technology, Inc., with respect to current events and financial performance. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should," and "continue" or similar words. These forward-looking statements may also use different phrases. From time to time, Global Telecom & Technology, Inc., which we refer to as "we", "us" or "our" and in some cases, "GTT" or the "Company", also provides forward-looking statements in other materials GTT releases to the public or files with the United States Securities & Exchange Commission ("SEC"), as well as oral forward-looking statements. You should consult any further disclosures on related subjects in our quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. Such forward-looking statements are and will be subject to many risks, uncertainties and factors relating to our operations and the business environment that may cause our actual results to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause GTT's actual results to differ materially from these forward-looking statements include, but are not limited to, the following: our ability to obtain capital; our ability to develop and market new products and services that meet customer demands and generate acceptable margins; our reliance on several large customers; our ability to negotiate and enter into acceptable contract terms with our suppliers; our ability to attract and retain qualified management and other personnel; competition in the industry in which we do business; failure of the third-party communications networks on which we depend; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which we are engaged; our ability to maintain our databases, management systems and other intellectual property; our ability to maintain adequate liquidity and produce sufficient cash flow to fund our capital expenditures and debt service; technological developments and changes in the industry; our ability to complete acquisitions or divestitures and to integrate any business or operation acquired; our ability to overcome significant operating losses; and general economic conditions. Additional information concerning these and other important factors can be found under the heading "Risk Factors" in GTT's annual and quarterly reports filed with the Securities and Exchange Commission including, but not limited to, its Annual Report on Form 10-K. Statements in this release should be evaluated in light of these important factors.

Global Telecom & Technology, Inc.
Consolidated Balance Sheets
(Amounts in thousands, except for share and per share data)

	September 30, 2010	December 31, 2009
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$7,783	$5,548
Accounts receivable, net	8,444	9,389
Deferred contract costs	763	454
Prepaid expenses and other current assets	913	937

Total current assets	17,903	16,328

Property and equipment, net	1,852	2,235
Intangible assets, net	6,190	7,613
Other assets	3,505	429
Goodwill	29,164	29,156

Total assets	$58,614	$55,761

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$11,746	$12,204
Accrued expenses and other current liabilities	7,478	11,372
Short-term debt	4,002	12,463
Deferred revenue	6,156	6,112

Total current liabilities	29,382	42,151

Long-term debt	13,571	244
Deferred revenue and other long-term liabilities	530	352

Total liabilities	43,483	42,747

Commitments and contingencies

Stockholders' equity:
Common stock, par value $.0001 per share, 80,000,000 shares authorized, 16,796,986 and 15,472,912 shares issued and outstanding as of September 30, 2010 and December 31, 2009, respectively	2	2
Additional paid-in capital	59,992	58,710
Accumulated deficit	(44,582)	(45,499)
Accumulated other comprehensive loss	(281)	(199)

Total stockholders' equity	15,131	13,014

Total liabilities and stockholders' equity	$58,614	$55,761

Global Telecom & Technology, Inc.
Consolidated Statements of Operations
(Amounts in thousands, except for share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Revenue	$20,011	$16,010	$60,304	$47,868

Operating expenses:
Cost of revenue	13,946	11,445	42,641	34,369
Selling, general and administrative expense	4,500	3,492	13,217	10,941
Depreciation and amortization	688	443	2,105	1,347

Total operating expenses	19,134	15,380	57,963	46,657

Operating income	877	630	2,341	1,211

Other income (expense):
Interest expense, net	(370)	(219)	(1,063)	(651)
Other income (expense), net	(67)	(18)	(287)	89
Total other income (expense)	(437)	(237)	(1,350)	(562)

Income before income taxes	440	393	991	649

Provision for (benefit from) income taxes	(9)	1	74	(19)

Net income	$449	$392	$917	$668

Earnings per share:
Basic	$0.03	$0.03	$0.05	$0.04
Diluted	$0.03	$0.03	$0.05	$0.04

Weighted average shares:
Basic	16,767,451	15,346,917	16,718,007	15,235,459
Diluted	16,974,514	15,653,177	16,951,038	15,405,377

ANNEX A: Non-GAAP Financial Information

Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation and amortization on a non-GAAP (accounting principles generally accepted in the United States of America) combined basis for the periods presented, and adjusted to exclude certain one-time expenses including costs associated with employee terminations and other non-recurring items and non-cash compensation. GTT presents Adjusted EBITDA as a supplemental measure of GTT's performance. GTT also presents Adjusted EBITDA because GTT believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry and in measuring the ability of issuers to meet debt service obligations.

In evaluating Adjusted EBITDA, you should be aware that in the future GTT may incur expenses similar to the adjustments in this presentation. GTT's presentation of Adjusted EBITDA should not be construed as an inference that GTT's future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not a measurement of GTT's financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP.

The following is a reconciliation of Adjusted EBITDA to operating income (amounts in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Operating income	$877	$630	$2,341	$1,211
Depreciation and amortization	688	443	2,105	1,347
Non-cash compensation	150	125	504	420
Adjusted EBITDA	$1,715	$1,198	$4,950	$2,978

CONTACT:
For GTT media inquiries, please contact:
Michelle Reilly, 1-703-442-5582
michelle.reilly@gt-t.net
or
For GTT investor relations inquiries, please contact:
Lippert/Heilshorn & Associates
Kim Sutton Golodetz
kgolodetz@lhai.com
or
Jody Burfening, 212-838-3777
jburfening@lhai.com